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                                          EXHIBIT 20.1

April 3, 1997                                     FOR IMMEDIATE RELEASE


HARMAN INTERNATIONAL CONFIRMS
F'97 SECOND HALF SALES AND EARNINGS OUTLOOK
ANNOUNCES NEW AUTOMOTIVE AGREEMENT


SCOTTSDALE, ARIZONA -- At a meeting this morning with analysts hosted by Lehman Brothers, Dr. Sidney Harman, Chairman and Chief
Executive Officer of Harman International, stated that: "The Company expects sales and earnings for the second half of the fiscal year ending June 30, 1997, to conform to the outlook discussed in the Company's March 17, 1997, press release."

He also announced that in the second half of calendar 1998 the Company will begin supplying JBL branded sound systems to Toyota.
Dr. Harman stated that: "JBL branded sound systems will be offered in the dominant portion of the broad range of Toyota products sold in the United States and in some vehicles produced for sale in Asia only."

Dr. Harman further indicated that he intends to acquire up to an additional 100,000 shares of Harman stock in the open market. Other officers of the Company also intend to purchase shares in the open market.

Harman International Industries, Incorporated is a leader in the design, manufacture and marketing of high-quality, high-fidelity audio products targeted primarily at the consumer, professional and OEM markets. The Company's stock is traded on the New York Stock Exchange under the symbol: HAR.


Note: Except for historical information contained herein, the matters discussed are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including but not limited to the effect of economic conditions, product demand, currency fluctuations, competitive products and other risks detailed in the Company's
Securities and Exchange Commission filings.

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